UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 14 to SCHEDULE 13D
Under the Securities Exchange Act of 1934

AUGUSTA GOLD CORP.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

051276103
(CUSIP Number)

Augusta Investments Inc.
Suite 555, 999 Canada Place
Vancouver, British Columbia V6C 3E1 Canada
(604) 687-1717

Copy to:

Jason K. Brenkert
Dorsey & Whitney LLP
1400 Wewatta Street, Suite 400
Denver, Colorado 80202-5549
(303) 629-3445
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 5, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 051276103

1	NAMES OF REPORTING PERSONS Augusta Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 25,453,388
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,453,388
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,453,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	The percentages used herein are calculated based upon 85,929,753 outstanding shares of Augusta Gold Corp. as of August 12, 2024.

CUSIP No. 051276103

1	NAMES OF REPORTING PERSONS Richard Warke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 26,253,388 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,253,388 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,253,388 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 25,453,388 Shares and options exercisable for 800,000 Shares.

(2)
The percentages used herein are calculated based upon 85,929,753 outstanding shares of Augusta Gold Corp. as of as of August 12, 2024, plus 800,000 options which are beneficially owned by Richard Warke and are included pursuant to Rule 13d-3(d)(1)(i) of the Act.

Explanatory Note:

This Statement constitutes Amendment No. 14 (“Amendment No. 14”) to the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on March 12, 2021 (the “Original Schedule 13D”), as amended through to the date hereof (the “Amended Schedule 13D”) with respect to the common stock of Augusta Gold Corp. (the “I ssuer”), held by Augusta Investments Inc. (“Augusta Investments”) and Richard Warke (“Mr. Warke”).

This Schedule 13D supplements, amends and constitutes Amendment No. 16 to the Schedule 13D filed with the Commission by Augusta Investments on October 28, 2020, as amended through to the date hereof.

This Amendment No. 14 amends and supplements the Amended Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Amended Schedule 13D remain unchanged.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Amended Schedule 13D is hereby amended to add the following at the end thereof:

On November 5, 2024, the Issuer executed an amended Schedule A (the “Amended Schedule A”) to its amended and restated secured promissory note issued to Augusta Investments on September 13, 2022, as amended and restated on March 27, 2024, and as amended by Amendment Number One dated June 28, 2024 and Amendment Number Two on September 20, 2024 (the “Amended and Restated Note”).

The Amended Schedule A evidenced Augusta Investments loaning the Issuer an additional $250,000.00 on October 30, 2024, pursuant to the terms and conditions of the Amended and Restated Note (the “Additional Loan”). As amended by the Amended Schedule A, the Amended and Restated Note is for a principal amount of $30,101,339.03.

Outside of adding the Additional Loan to the principal amount of the Amended and Restated Note, the Amended Schedule A did not amend, alter, restated or otherwise change the principal terms and conditions of the Amended and Restated Note as described in Item 1.01 of the Issuer’s Current Reports as filed on September 19, 2022, March 28, 2024, July 5, 2024 and October 2, 2024 which disclosure is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: November 5, 2024

AUGUSTA INVESTMENTS INC.

/s/ Richard Warke
Name: Richard Warke
Title: President

/s/ Richard Warke

Richard Warke